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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

M. ZUCKER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

771 West End Avenue
(No. and Street)

New York (City) New York (State) 10025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Murray Zucker (212) 749-6907
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 W 57th, STREET, SUITE 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2011
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Murray Zucker, President, CEO and sole shareholder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M. Zucker, Inc., (Company), as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Murray Zucker, President

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 0LE6161424
Qualified in Kings County
Commission Expires February 26, 2015

Sworn and subscribed to before me this 28 day of Nov, 2011

This report contains (check all applicable boxes):**

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	9
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 - 11

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
M. Zucker, Inc.

We have audited the accompanying balance sheet of M. Zucker, Inc. (the "Company), as of September 30, 2011, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of M. Zucker, Inc. at September 30, 2011, and the results of its operations, cash flows and changes in stockholder's equity for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
November 18, 2011

M. ZUCKER, INC.
BALANCE SHEET
SEPTEMBER 30, 2011

ASSETS	
Cash	$ 3,786
Investments, at market	96,991
Dividend receivable	267
Total Assets	$ 101,044
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 2,913
Due to officer	49,509
Total Liabilities	52,422
Stockholder's Equity	
Common stock, no par value, 200 shares authorized, 100 shares issued	5,000
Additional paid-in capital	13,000
Retained earnings	30,622
Total Stockholder's Equity	48,622
Total Liabilities and Stockholder's Equity	$ 101,044

See Independent Accountants' Report and Accompanying Notes

M. ZUCKER, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

Revenues:	
Commissions	$ 22,788
Dividend Income	3,263
Unrealized gain on investment securities	4,092
Total Revenues	30,143
Costs and Expenses:	
Professional fees	3,600
Brokerage registrations fees	1,217
Contributions	2,350
Office expense	426
Officer salary	26,500
Total Costs and Expenses	34,093
Net Loss	$ (3,950)

See Independent Accountants' Report and Accompanying Notes

M. ZUCKER, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

Cash Flows From Operating Activities:	
Net Loss	$ (3,950)
Adjustment to reconcile net income to net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
(Increase) in investments, at market	(4,091)
Decrease in dividend receivable	43
Increase in accounts payable and accrued expenses	664
(Decrease) in corporate income taxes payable	(4,923)
Net cash (used) by operating activities	(12,257)
Cash flows from investing activities:	
Net cash (used) by investing activities	-
Cash flows from financing activities:	
Net cash (used) by financing activities	-
Net decrease in cash	(12,257)
Cash at beginning of year	16,043
Cash at end of year	$ 3,786

See Independent Accountants' Report and Accompanying Notes

M. ZUCKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, October 1, 2010	$ 5,000	$ 13,000	$ 34,572	$ 52,572
Net loss for the year	-	-	(3,950)	(3,950)
Balances, September 30, 2011	$ 5,000	$ 13,000	$ 30,622	$ 48,622

See Independent Accountants' Report and Accompanying Notes

M. ZUCKER, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

1. ***ORGANIZATION AND NATURE OF BUSINESS***

M. Zucker, Inc. (the "Company"), was organized in the State of New York in October, 1970. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective November 27, 1970 and December 9, 1970, respectively.

The Company is engaged solely in the sale of mutual funds and variable annuities.

2. ***SIGNIFICANT ACCOUNTING POLICIES***

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Dividend Receivable
The dividend receivable is due from Oppenheimer Strategic Income Fund Class and was received in October, 2011.

Investments, at Market
The marketable securities consist of readily marketable securities with market values as follows:

2,010 shares "NDAQ"	$46,511
12,464 shares Oppenheimer Strategic Income Fund Class A	$50,480

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ***CONTINGENCIES***

In the normal course of business, the Company is not engaged in trading and brokerage activities, including agency and risk-less principal transactions.

4. *LEASE COMMITMENTS*

The Company maintains its office at 771 West End Avenue, New York, NY, the location of which is also the primary residence of Murray Zucker (President and CEO). The office, although clearly separated from the residential portion of the premises, did not incur any occupancy cost expense during the current year. The Fair Value of any rent expense, which is considered immaterial and there is no intent to pay any rent for the premises, occupancy costs are not reflected in these financial statements.

5. *GUARANTEES*

The Company is not party to any transaction during the current year or prior years which the Company acts either as a Guarantor or Guarantee. The Company does not have any pending transaction requiring the Company to be a Guarantor.

6. *LEGAL CLAIMS*

The Company is not involved in any lawsuits and is not party to any asserted or unasserted claims. The Company did not engage the services of an attorney during the fiscal year ended September 30, 2011.

5. *NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011 the Company had net capital of $33,806, which was $28,806 in excess of the amount required.

M. ZUCKER, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2011

NET CAPITAL:	
Total stockholder's equity	$ 48,622
Deductions and/or charges:	
Non-allowable assets:	
Dividend receivable	(267)
Net capital before haircuts on securities positions	48,355
Haircuts on securities positions	(14,549)
Net Capital	$ 33,806
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 52,422
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 28,806
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 27,806
Ratio: Aggregate indebtedness to net capital is	155%

The above computation does not differ materially from the September 30, 2011 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

M. ZUCKER, INC.
Information Relating to the Possession or Control Requirements
Under Sec. 240.15c3-3
September 30, 2011

Schedule II

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(1) of the rule.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
M. Zucker, Inc.

In planning and performing our audit of the financial statements of M. Zucker, Inc. (the "Company"), for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we consider the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
November 18, 2011

M. ZUCKER, INC.
(SEC I.D. No. 8-16190)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED SEPTEMBER 30, 2011
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL